Exhibit 99.1

KANZHUN LIMITED To Hold Annual General Meeting on December 14, 2022

BEIJING, CHINA, November 21, 2022 (GLOBE NEWSWIRE) -- KANZHUN LIMITED (“BOSS Zhipin” or the “Company”) (Nasdaq: BZ), a leading online recruitment platform in China, today announced that the Company has called an annual general meeting (the “AGM”) of shareholders to be held on December 14, 2022 at 3 p.m. (local time) at 21/F, Grandyvic Building Taiyanggong Middle Road Chaoyang District, Beijing, China, for the purpose of considering and, if thought fit, passing the proposals set out in the notice of the AGM (the “AGM Notice”), including, among others, a proposal to amend and restate the Company’s memorandum and articles of association in connection with the Company’s proposed dual primary listing on The Stock Exchange of Hong Kong Limited (the “HKEx”) to comply with the applicable listing rules of the HKEx, as well as a proposal to adopt a new share incentive plan. The amended and restated memorandum and articles of association and the new share incentive plan will take effect upon the consummation of the proposed listing on the HKEx.

The AGM Notice and form of proxy for the AGM have been published on the Company’s website at https://ir.zhipin.com/. The AGM Notice, to which the form of proxy is attached and made a part, contains details of the proposed resolutions for shareholders’ consideration and approval at the AGM and other additional information regarding the AGM. The Board of Directors of the Company fully supports the proposed resolutions listed in the AGM Notice and recommends that shareholders and holders of the Company’s American depositary shares (“ADSs”) vote in favor of the resolutions set out in the AGM Notice.

The Board of Directors of the Company has fixed the close of business on November 21, 2022 (New York time) as the record date (the “Record Date”) for determining the shareholders entitled to receive the notice of the AGM or any adjournment or postponement thereof. Holders of record of the Company’s Class A ordinary shares and Class B ordinary shares at the close of business on the Record Date are entitled to attend and vote at the AGM and any adjournment or postponement thereof. Holders of the ADSs at the close of business on the Record Date who wish to exercise their voting rights for the underlying Class A ordinary shares must act through the depositary of the Company’s ADS program, Citibank, N.A.

KANZHUN LIMITED has filed its annual report on Form 20-F, including its audited financial statements, for the fiscal year ended December 31, 2021, with the U.S. Securities and Exchange Commission. KANZHUN LIMITED’s Form 20-F can be accessed on the Company’s website at https://ir.zhipin.com/, as well as on the SEC’s website at http://www.sec.gov.

About KANZHUN LIMITED

KANZHUN LIMITED operates the leading online recruitment platform BOSS Zhipin in China. Established eight years ago, the Company connects job seekers and enterprise users in an efficient and seamless manner through its highly interactive mobile app, a transformative product that promotes two-way communication, focuses on intelligent recommendations, and creates new scenarios in the online recruiting process. Benefiting from its large and diverse user base, BOSS Zhipin has developed powerful network effects to deliver higher recruitment efficiency and drive rapid expansion.

Exhibit 99.1

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

KANZHUN LIMITED

Investor Relations

Email: ir@kanzhun.com

THE PIACENTE GROUP, INC.

Email: kanzhun@tpg-ir.com